FILED BY ENDURANCE SPECIALTY HOLDINGS LTD.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: MONTPELIER RE HOLDINGS LTD.

COMMISSION FILE NO. 001-31468

July 8, 2015

Dear Endurance Colleagues:

I would like to take this opportunity to share with you our substantial progress toward the acquisition of Montpelier Re Holdings. As we announced in a press release last week, shareholders of both Endurance and Montpelier overwhelmingly voiced their support for the transaction at our companies’ respective Special General Meetings. Over the last few months, we have obtained all necessary approvals from US and Bermuda regulators and, as a final step, we continue to work diligently with the PRA (Prudential Regulation Authority) and Lloyd’s in the UK to obtain the remaining regulatory approvals. We expect to complete the transaction very shortly after these are in place.

Since late March when we first announced our intention to acquire Montpelier, many of us have been focused on the various transaction and integration activities which are vital to the successful completion of the deal, including the issuance of Endurance stock to fund a portion of the acquisition. Twenty different workstreams led by Endurance business and functional leaders have engaged with Montpelier counterparts and made meaningful progress in planning for the integration of organizations, business operations, systems and processes. We are well prepared and ready to immediately implement our integration plans for Montpelier staff, underwriting operations, infrastructure and colocation of employees following the close of our acquisition of the company. We are also determined to operate as a fully integrated organization without any delay. Some areas, by their nature, will require longer time periods to fully combine systems and processes. However, I can assure you that we are focused on making the transition as quick and seamless as possible for the employees, clients and business partners of both companies.

This is an extremely exciting opportunity for Endurance. This transaction will enable us to significantly accelerate our growth and transformation, particularly in those areas where Montpelier will contribute additional underwriting capabilities and distribution networks to the combined organization. Over the coming weeks, I look forward to announcing the completion of this transaction and beginning to work with our new colleagues to benefit from the many opportunities which this combination offers to Endurance.

Finally, I would like to thank all of those who are involved in the various transaction and integration planning activities for their hard work and efforts in addition to their day-to-day responsibilities. At the same time, I want to remind everyone that we must remain absolutely focused on our clients and our day-to-day business activity. We have achieved a great deal over the last few years and we must ensure that we maintain the significant momentum that we have attained.

We will continue to provide you with regular updates. In the meantime, if you have any questions, please contact your manager or a member of our Executive Committee.

Sincerely,

/s/ John Charman

John Charman

Cautionary Note Regarding Forward-Looking Statements

Some of the statements in this memorandum may include, and Endurance may make related oral, forward-looking statements which reflect our current views with respect to future events and financial performance. Such statements may include forward-looking statements both with respect to us in general and the insurance and reinsurance sectors specifically, both as to underwriting and investment matters. These statements may also include assumptions about our proposed acquisition of Montpelier (including its benefits, results, effects and timing). Statements which include the words “should,” “would,” “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “seek,” “will,” and similar statements of a future or forward-looking nature identify forward-looking statements in this memorandum for purposes of the U.S. federal securities laws or otherwise. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the Private Securities Litigation Reform Act of 1995.

All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or may be important factors that could cause actual results to differ materially from those indicated in the forward-looking statements. These factors include, but are not limited to, the effects of competitors’ pricing policies, greater frequency or severity of claims and loss activity, changes in market conditions in the agriculture insurance industry, termination of or changes in the terms of the U.S. multiple peril crop insurance program, a decreased demand for property and casualty insurance or reinsurance, changes in the availability, cost or quality of reinsurance or retrocessional coverage, our inability to renew business previously underwritten or acquired, our inability to maintain our applicable financial strength ratings, our inability to effectively integrate acquired operations, uncertainties in our reserving process, changes to our tax status, changes in insurance regulations, reduced acceptance of our existing or new products and services, a loss of business from and credit risk related to our broker counterparties, assessments for high risk or otherwise uninsured individuals, possible terrorism or the outbreak of war, a loss of key personnel, political conditions, changes in accounting policies, our investment performance, the valuation of our invested assets, a breach of our investment guidelines, the unavailability of capital in the future, developments in the world’s financial and capital markets and our access to such markets, government intervention in the insurance and reinsurance industry, illiquidity in the credit markets, changes in general economic conditions and other factors described in our Annual Report on Form 10-K for the year ended December 31, 2014 and in the Joint Proxy Statement/Prospectus on Form S-4 filed with the Securities and Exchange Commission (“SEC”) on May 8, 2015 (Registration Number 333-204019) (the “Joint Proxy Statement/Prospectus”).

Additionally, the proposed transaction is subject to risks and uncertainties, including: (A) that Endurance and Montpelier may be unable to complete the proposed transaction because, among other reasons, conditions to the closing of the proposed transaction may not be satisfied or waived; (B) uncertainty as to the timing of completion of the proposed transaction; (C) uncertainty as to the actual premium of the Endurance share component of the proposal that will be realized by Montpelier shareholders in connection with the transaction; (D) uncertainty as to the long-term value of Endurance ordinary shares; (E) failure to realize the anticipated benefits and synergies from the proposed transaction, including as a result of failure or delay in integrating Montpelier’s businesses into Endurance; (F) the risk that regulatory or other approvals required for the transaction are not obtained or are obtained subject to conditions that are not anticipated; (G) the inability to retain key personnel; (H) any changes in general economic and/or industry specific conditions; and (I) the outcome of any legal proceedings to the extent initiated against Endurance, Montpelier and others following the announcement of the proposed transaction, as well as Endurance and Montpelier management’s response to any of the aforementioned factors.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Endurance’s most recent report on Form 10-K and the risk factors included in Montpelier’s most recent report on Form 10-K and other documents of Endurance and Montpelier on file with the SEC. Any forward-looking statements made in this memorandum are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Endurance will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Endurance or its business or operations. Except as required by law, the parties undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Additional Information about the Proposed Transaction and Where to Find It

This memorandum does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a proxy statement/prospectus meeting the requirements of the Securities Act of 1933, as amended.

ENDURANCE AND MONTPELIER SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY AMENDMENT OR SUPPLEMENT THERETO THAT MAY BE FILED, WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents, when filed, are available free of charge at the SEC’s website (www.sec.gov).

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